Exhibit 23

Consent of Independent Auditors

The Board of Directors of MGI Pharma, Inc.:

We consent to incorporation by reference in the Registration Statement (Nos. 2-94654 and 333-103970) on Form S-8 of MGI Pharma, Inc., of our report dated May 30, 2003, relating to the statements of net assets available for plan benefits of MGI Pharma, Inc. Retirement Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the supplemental schedule as of December 31, 2002, which report appears in the annual report on Form 11-K of MGI Pharma, Inc. for the MGI Pharma, Inc. Retirement Plan for the year ended December 31, 2002.

/S/    KPMG LLP

Minneapolis, Minnesota

June 27, 2003